Exhibit 99.5

KPMG LLP
Chartered Accountants	Telephone	(403) 691-8000
2700-205 5th Avenue SW	Fax	(403) 691-8008
Calgary AB T2P 4B9	Internet	www.kpmg.ca
Consent of Independent Registered Public Accounting Firm
The Board of Directors of Precision Drilling Corporation
as Administrator of Precision Drilling Trust
We consent to the inclusion in this annual report on Form 40-F of:
•	our auditors’ report dated March 20, 2008 on the consolidated balance sheets of Precision Drilling Trust (“the Trust”) as at December 31, 2007 and 2006, and the consolidated statements of earnings and retained earnings (deficit) and cash flow for each of the years in the three-year period ended December 31, 2007; and

•	our Report of Independent Registered Public Accounting Firm dated March 20, 2008 on the effectiveness of internal control over financial reporting as of December 31, 2007 each of which is contained in this annual report on Form 40-F of the Trust for the fiscal year ended December 31, 2007.
/s/ KPMG LLP
Chartered Accountants
Calgary, Canada
March 28, 2008
KPMG LLP, a Canadian owned limited liability partnership, is the Canadian member firm of KPMG International, a Swiss association